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TALISMAN ENERGY ANNOUNCES AGREEMENT TO SELL
NON-CORE COAL ASSETS FOR US$500 MILLION

CALGARY, Alberta – March  07, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has announced an agreement with Xstrata Coal to sell certain non-producing, non-core coal properties located in Northeast British Columbia for US$500 million in cash.

“This is in keeping with our strategic objective to focus Talisman’s portfolio on material, core assets,” said Paul Smith, Executive Vice-President of North American Operations. “Unlocking the value from the divestment of this coal property will provide funds to support the objectives announced in our 2012 guidance.”

The Sukunka coal property is located 60 kilometres south of Chetwynd, along the Peace River coalfield that extends 400 kilometres across Northeastern British Columbia. The licences cover an area of over 20,000 acres and contain an underground mineable deposit of coking coal (all Talisman 100% working interest).

The transaction is expected to close in March 2012. BofA Merrill Lynch has acted as advisor to Talisman for the sale process.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:                                                                      Shareholder and Investor Inquiries:

David Mann, Vice-President                                                                      Lyle McLeod, Vice-President
Corporate & Investor Communications                                                   Investor Relations
Phone: 403-237-1196  Fax: 403-237-1210                                                    Phone: 403-237-1020 Fax: 403-237-1902
E-mail: tlm@talisman-energy.com                                                               E-mail: tlm@talisman-energy.com

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes statements regarding: business strategy, priorities and plans; and the expected closing date of the transaction.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; ability to obtain regulatory and partner approval; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. Closing of the transaction will be subject to receipt of all necessary regulatory approvals and completion of closing actions.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release.

Additional information on risk factors that could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.